FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2004

                        Commission File Number 333-13944

                       Mahanagar Telephone Nigam Limited
              _____________________________________________________
             (Exact name of Registrant as specified in its charter)

                                      N/A
                _______________________________________________
                (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                               New Delhi 110 001
                                     India
                    ________________________________________
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|     Form 40-F | |

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): | |

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): | |

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes | |           No |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                 Not applicable.

     Attached hereto is a copy of the reviewed financial results for the quarter ended September 30, 2004, together with results by segment and the related limited review report of V.K. Verma & Co., Chartered Accountants.

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A GOVT.OF INDIA ENTERPRISE)
        REVIEWED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.09.2004
        ----------------------------------------------------------------

                                                                          (Rs. in Million)
--------------------------------------------------------------------------------------------------------
                                          Q 2            Q 2         H 1          H 1         YEAR ENDED
SL.NO.        PARTICULARS               2004-05        2003-034    2004-05      2004-05        31.3.2004
                                       REVIEWED        REVIEWED    REVIEWED     REVIEWED       (AUDITED)
--------------------------------------------------------------------------------------------------------
   1              2                        3              4              5            6              7
--------------------------------------------------------------------------------------------------------
1       Net Income from Services        13,717.32    15,535.76    27,644.45    30,823.96       63,695.99
2       Other Income                     1,195.13       510.70     1,903.92       961.70        3,143.31
        TOTAL INCOME                    14,912.43    16,046.46    29,548.36    31,785.66       66,839.30

3.      Staff Cost                       4,920.27     3,399.71     9,679.37     6,734.27       16,193.70
     B. Revenue Sharing                  2,001.19     2,278.99     3,533.52     4,270.35       11,822.79
     C. Licence Fee                      1,232.27     1,607.59     2,523.48     3,566.14        6,429.58
     D. Admn./Operative Expenditure      2,433.95     2,876.73     4,848.99     5,077.62        9,749.57
        TOTAL OPERATIVE /OTHER EXP      10,587.68    10,163.02    20,585.36    19,648.38       44,195.64
4       EBITDA                           4,324.75     5,883.44     8,963.00    12,137.28       22,643.66
5       Depreciation                     1,453.90     2,331.41     2,868.46     4,587.80        5,437.95
6       Interest                            78.02        75.73       186.32       160.65          346.20
7       Profit Before Tax                2,792.83     3,476.30     5,908.22     7,388.83       16,859.51
8.   A. Provision for Taxation             681.28     1,100.29     1,719.72     2,219.73        3,753.71
     B. Provision for Deffered tax         126.84       145.08      (135.31)      290.16          759.77
9       PROFIT AFTER TAX                 1,984.71     2,230.93     4,323.81     4,878.94       12,346.03
10      Prior period adjustments                -                         -            -          841.25
11      NET PROFIT                       1,984.70     2,230.93     4,323.81     4,878.94       11,504.78

12      Paid up equity share capital
        Face value of Rs.10/-each.                                                              6,300.00
13      Reserves Excluding
        Revaluation Reserve                                                                    96,976.28
14      EPS
        Basic/Diluted (in Rs.)               3.15         3.54         6.86         7.74           18.26
15      Aggregate of non-promoter
        shareholding:-
     A. Number of shares                                                                       275627260
     B. Percentage of shareholding                                                                 43.75%
--------------------------------------------------------------------------------------------------------

NOTES:

     1 THE ABOVE RESULTS HAVE BEEN TAKEN ON RECORD BY THE BOARD OF DIRECTORS IN THEIR MEETING HELD ON 30-10-2004.

     2 DURING THIS QUARTER, THE PROVISION FOR DOUBTFUL DEBT HAS BEEN MADE FOR DEBTORS OUTSTANDING FOR MORE THAN 2 YEARS AS AGAINST 3 YEARS EARLIER.THE PROVISION IS MADE NET OF DEPOSITS

     3 REVENUE SHARING OF THE CURRENT QUARTER INCLUDE RS.181.6MILLION PAYABLE TO BSNL PERTAINING TO PREVIOUS YEARS

     4 PREVIOUS PERIOD/YEAR FIGURES HAVE BEEN REGROUPED/ REARRANGED WHEREVER NECESSARY

     5 THE STATUS OF INVESTOR COMPLAINTS RECEIVED AND DISPOSED OFF DURING THIS QUARTER ENDED ON 30.09.2004 IS AS UNDER:

          COMPLAINTS PENDING AT THE BEGINNING OF THE QUARTER               3
          COMPLAINTS RECEIVED DURING THIS QUARTER                        140
          DISPOSAL OF COMPLAINTS                                         125
          COMPLAINTS LYING UNRESOLVED AT THE END OF THE QUARTER           18

PLACE: NEW DELHI                            FOR AND ON BEHALF OF THE BOARD
DATE : 29.11.2004
                                                      RSP SINHA
                                             CHAIRMAN & MANAGING DIRECTOR

           REVIEWED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
           -----------------------------------------------------------
                    FOR THE THREE MONTHS ENDED ON 30/09/2004
                    ----------------------------------------

                                                                               RS. IN MILLION
-----------------------------------------------------------------------------------------------------
                                                              Q 2              Q 2         YEAR ENDED
   S.NO                        PARTICULARS                  2004-05         2003-04        31.3.2004
                                                           REVIEWED         REVIEWED        (AUDITED)
-----------------------------------------------------------------------------------------------------
1.      INCOME FROM SERVICES
        Basic Services                                     13,064.64       15,094.51        61,826.14
        Cellular                                              652.68          441.25         1,869.85
        Unallocable                                                -               -                -
                                                         --------------------------------------------
        TOTAL                                              13,717.32       15,535.76        63,695.99

        Less: Inter Unit Income                                    -               -                -

                                                         --------------------------------------------
        NET INCOME FROM SERVICES                           13,717.32       15,535.76        63,695.99
                                                         ============================================


2.      SEGMENT RESULT BEFORE INTEREST/
          AND TAX
        Basic Services                                      2,361.37        3,314.39        15,130.40
        Cellular                                              186.23          (51.29)          495.00
        Unallocable                                           323.25          288.93         1,580.32
                                                         --------------------------------------------
        TOTAL                                               2,870.85        3,552.03        17,205.71

        Less: Interest                                         78.02           75.73           346.20

        Less: Prior period Items                                                               841.25

                                                         --------------------------------------------
        PROFIT BEFORE TAX                                   2,792.83        3,476.30        16,018.26
                                                         ============================================

        Less: Provision for Tax                               808.12        1,245.37         4,513.48

                                                         --------------------------------------------
        PROFIT AFTER TAX                                    1,984.71        2,230.93        11,504.78
                                                         ============================================

3.      CAPITAL EMPLOYED
        (SEGMENT ASSETS - SEGMENT LIABILITIES)

        Basic Services                                     40,634.01       44,285.60        42,311.07
        Cellular                                            2,765.05        1,263.23         1,939.44
        Unallocable                                        69,835.60       54,752.43        64,660.34
                                                         --------------------------------------------
        TOTAL                                             113,234.66      100,301.26       108,910.85
---------------------------------------------------------============================================

The Board of Directors
Mahanagar Telephone Nigam Limited
New Delhi


LIMITED REVIEW REPORT OF MAHANAGAR TELEPHONE NIGAM LIMITED - Period Ended 30-09-2004.


1. We have reviewed the accompanying statement of un-audited financial results of Mahanagar Telephone Nigam Limited, for the three months period ended 30th Sept 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. The unaudited financial results of Mumbai, Delhi & MS Units of the company have been reviewed by the other Chartered Accountant firms, who were appointed by the management for the purposes of review of the un-audited financial results of the respective units to be considered in the preparation of results as per clause 41 of the Listing Agreement for the three months ended 30-09-2004.The review reports of the auditors of Mumbai, Delhi & MS Units on three month financial results have been forwarded to us & the same have been suitably dealt within our limited review report on the un-audited financial results of the company for the three month period ended 30th Sept 2004.

4. Based on our review conducted as above, nothing has come to our attention other than the observations/matters mentioned in Annexure -"1" to this report, that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


                                                     For M/s V.K Verma & Co.
                                                      Chartered Accountants



New Delhi                                                  (Brijesh Kumar)
Dated: 29-11-2004                                             Partner

                                   ANNEXURE 1

                ANNEXED TO AND FORMING PART OF THE REVIEW REPORT
             (REFERRED TO IN PARA 4 OF OUR REPORT DATED 29-11-2004)

            OBSERVATIONS ON THE REVIEWED FINANCIAL STATEMENTS FOR THE
                       THREE MONTHS ENDED 30TH SEPT 2004.

1. MTNL has adopted the following basis for valuing fixed assets and Capital work in progress, which in our opinion, is not in agreement with Accounting Standard - 10 - "Accounting for Fixed Assets", and Accounting Standard - 6 -"Accounting for Depreciation" issued by the Institute of Chartered Accountants of India:

     (a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of identification of directly allocable costs.However GSM Mumbai Unit has allocated Overhead on Phase III , Capitalised at Rs.158.57Crores during the quarter for which no basis was avilable.

     (b) Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized, if it results in enhancement of revenue earning capacity, as stated in Significant Accounting Policy. This, being a technical matter, we have placed reliance on the opinion of the management.

     (c) In some cases, replacement cost of existing fixed assets have been capitalized without any adjustments of the relevant costs and written down value of discarded assets from the fixed assets block. Further in respect of various assets (other than exchange equipments) scrapped / decommissioned during the period, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account. (Refer Significant Accounting Policy)

     (d) The installation charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

     (e) In some case , the capitalization of various jobs is based on the completion certificates, wherever received, from the concerned engineering department, on which we have placed reliance.

The resultant impact of the above on the value of Fixed Assets, Depreciation and value of Capital Work in progress is not ascertainable, in the absence of relevant data.

2. Following items are accounted on cash basis instead of on accrual basis as required by Section 209 of the Companies Act, 1956.

     (a)  Interest income/liquidated damages where realisability is uncertain.

     (b) Annual recurring charges of amount up to Rs.0.10 Million each for overlapping period.

3. The value of the properties where conveyance/lease deeds remain to be executed remains unascertained. The outstanding liability if any, towards lease rent payable also remains unascertained. Stamp duty on certain properties where conveyance /lease deeds remain to be executed or registered ha not been provided for.

4(i) MTNL has adopted the basis of valuation of inventories as stated in significant Accounting Policy 3 which is not in accordance with the AS-2 on 'Valuation of Inventories" issued by ICAI which prescribes for valuation of the same at the lower of cost and net resizable value.In view of specialized nature (Service) Industry the net relisable value of the inventories is not ascertainable.

(ii) In case of Delhi Unit Inventory of Rs. 53.29 Million for WLL instrument is subject to reconciliation/certificate from the management.

5. The receivables and payables are subject to confirmation, reconciliation and consequent adjustments

6. The loss due to impairment of assets, if any, has not been ascertained as required by AS-28 impairment of Asset issued by ICAI

7. Inter unit balances are subject to confirmation, reconciliation and necessary adjustment.

8. In case of Mumbai Unit no provision has been made in the accounts for disputed sale tax penalties of Rs.10.84 crore for contravention of C Forms declaration as per Sec. 10(d) of CST Act.

9. The balance in Subscribers' deposit accounts, Sundry Debtors Control Account, service tax and subsidiary ledgers are subject to reconciliation.The reconcilation of the chargable calls, activation charges, customer deposits & sundry debtors from the billing system generated outputs & the books of accounts has not been conducted.The consequential impact on the accounts is not ascertainable.

10. The Bank Reconciliation Statements as at 30th Sept 2004 include the unmatched /unlinked credits and debits entries and balances are subject to confirmation.

11.  Loans and advances include:

     (a) Rs. 40.70 lacs receivable from Electronics Corporation, of India Limited, which includes liquidated damages Rs. 2.71 lacs, which is unpaid since several years,

     (b) Rs. 69.79 lacs paid towards the acquisition of land; pending adjustments for over three years,

     (c) Rs. 487.91 lacs recoverable from Hindustan Cables Limited (In excess of provision made).

     (d) Dues of Rs.325.85 lacs from United India Periodicals Private Limited/United Data Base (India) Private Limited/Sterling Computers Limited, which are the subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary and. (e) Materials given on loan basis Rs.287.49 lacs

     No provision has been made in the accounts for the above items.

12. Based on the legal opinion received by the Company, the management is claiming benefit under section 80IA of the Income Tax Act, 1961. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the current quarter has been made after considering such benefit.

13.  IN RESPECT OF MOBILE UNIT:

     a) MS-Delhi Unit has disputed the liability of Rs. 184.55 Lacs claimed by Bretton Woods Finlease Ltd. for the Services provided relating to realization of debtors upto 30th Sept. 2004. However, Unit has provided only Rs. 100.66 lacs upto 30th Sept. 2004. The effect of the same on the account is not ascertainable/ascertained.

     b) As per suspense list huge CDR's are lying unmatched in the computer billing system amount of which, is not ascertainable/ascertained.

     c) The amount of cumulative provision required for doubtful debts amounting to Rs. 9008.20 lacs has been ascertained by the Management on which we have placed reliance.

     d) Reconciliation between number of active connection and billed connection has not been done and its consequential effect on the accounts is not ascertained. e) In MS-Delhi unit sums recoverable from various service providers on accounts of inter connectivity usage charges have not been accounted for except in case of Airtel and Hutch upto 30th Sept. 2004. Further, no provision has been made for such charges payable to various service providers except for MTNL basic unit and aforesaid two other cellular mobile telephone operators' upto 30th Sept. 2004.

     f) In MS-Delhi unit no TDS has been deducted on the IUC charges payable to Airtel and roaming chares payable to roaming partners.

     g) In MS-Delhi Unit pending completion report from the Project Department, no capitalization is made for site installation and up gradation of site work completed by ITI.

     h) In MS-Delhi unit monthly service tax liability is discharged on the basis of manual calculation by the company not on the basis of liability to be discharged on the basis of system generated output. Consequent effect of the same on the accounts is not ascertainable/ascertained.

     i) In MS-Delhi Unit, pending final decision no provision for amount payable to MCD relating to BTS installation has been made.

     j) In MS-Delhi Unit credit on account of receipt including service tax from subscribers Rs. 15.30 lacs not matched with corresponding debtors or identify as liability.

     k) In GSM Mumbai Unit revenue from prepaid services has been booked on the basis of SIM cards/recharge coupons sold without considering actual SIM activation and usage.

     l) In GSM-Mumbai unit no provision has been made in the accounts for the amount payable to Space Communication Ltd. For expenses and outbound roaming charges in terms of the agreement for which details are not available.

     m) In MS-Delhi Unit, service tax Rs.12.62 lacs on debtors written off is reversed on the basis of applying formula i.e 5/105, without ascertaining the actual amount of service tax payable thereon.

     n) In MS-Delhi Unit IUC charges payable to M/s. Hutch has been booked on the basis of claim made by M/s Hutch, not on the basis of own system generated output. As a result an amount of Rs. 11.83 Lacs has excess provided for the period of May, 03 to Sept. 04.

     o) In MS-Delhi Unit pending final decision for allocation of overhead in relation to Turnkey Project amount of Rs. 1038.84 Lacs based on DOT norms has not been allocated to capital WIP.

14. The overall impact of matters referred to in the foregoing paras on the Statements of unaudited financial results is not determined/unascertainable.

                                                    For M/s V.K Verma & Co.
                                                      Chartered Accountants



New Delhi                                                 (Brijesh Kumar)
Dated: 29-11-2004                                             Partner

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Mahanagar Telephone Nigam Limited


                                      By     /s/ R.C. Sen
                                      ------------------------------------------
                                      Name:  R.C. Sen
                                      Title: Deputy Managing Director (Accounts)

Date: December 1, 2004